SAGE

02060527

26 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SEC MAIL PROCESSING RECEIVED DEC 12 2002 WASH, D.C. 181 SECTION

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

We refer to the above and enclose a copy of:

1. Circular to shareholders;
2. Form of election;
3. Notice regarding capitalisation share award with cash dividend alternative and share subscription elections.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED DEC 30 2002 THOMSON FINANCIAL

Yours sincerely

p.p.

D.B. GREEN

Received by: ____________________ Date: ____________________

12/18

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, please consult your stockbroker, banker, attorney, accountant or other professional adviser immediately.

Action required

1 If certificated shareholders wish to elect to receive the cash dividend of 25 cents per share for the period ended 30 June 2002 in respect of all or any part of their holding in Sage Group Limited ("Sage" or "the company") and if they wish to utilise all or any part of this cash dividend to subscribe for new ordinary shares in the company, they should complete the accompanying form of election in accordance with the instructions contained therein and lodge it with, or post it to, the transfer secretaries, Computershare Investor Services Limited, at the applicable address referred to in paragraph 4.1, so as to be received by them by 14:30 on Friday, 4 October 2002. Completed forms of election received after this time and date will not be accepted.

2 Dematerialised shareholders must provide their Central Share Depository Participant ("CSDP") or broker with their election in respect of all or any part of their shareholding in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and his/her CSDP or broker, so as to be received by the transfer secretaries by 14:30 on Friday, 4 October 2002.

3 **If you do not complete and return the accompanying election form or provide your CSDP or broker with your election in accordance with the aforegoing, you will receive capitalisation shares on the basis detailed in this circular.**

4 If you have disposed of all your shares in Sage prior to Friday, 27 September 2002, this document and the accompanying election form should be handed to the purchaser of such shares or the stockbroker or agent through whom you have disposed of such shares.

SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06) Share code SGG ISIN no ZAE 000006623 ("Sage" or "the company")

Directors

HL Shill (Chairman) MP Adonisi Dr DC Cronjé JP Davies* BJ du Plessis DM Falck G Griffin JE Henderson* Dr BM Ilsley L Kaplan* RI Marsden* Dr DF Mostert B Nackan* JH Postmus CD Stein CL van Wyk Adv T van Wyk WD Winckler

* Executive directors

Circular

regarding:

- **an award of capitalisation shares ("the capitalisation share award") to ordinary shareholders recorded in the register as at the close of business on Friday, 4 October 2002, determined by the ratio that 25 cents per ordinary share held on the record date bears to 95% of the weighted average price of Sage's ordinary shares on the JSE Securities Exchange South Africa ("JSE") for the four trading days ending Wednesday, 18 September 2002. Shareholders are entitled to decline all or any part of the capitalisation share award and elect instead to receive a cash dividend of 25 cents per ordinary share ("the cash dividend alternative") declared on Tuesday, 20 August 2002 in respect of the period ended 30 June 2002.**
- **a non-renounceable election afforded to ordinary shareholders recorded in the register at the close of business on Friday, 4 October 2002, and who elected to receive a cash dividend of 25 cents per ordinary share, to utilise the proceeds of all or any part of the cash dividend alternative to subscribe for new ordinary shares in Sage determined by the ratio that 25 cents per ordinary share held on the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE for the four trading days ending Wednesday, 18 September 2002 ("the share subscription election"); and**

incorporating

- **a form of election to receive the cash dividend alternative or to receive the cash dividend alternative and to utilise the cash dividend to subscribe for new ordinary shares in Sage, in terms of the share subscription election, for use by certificated shareholders.**

Transactional sponsor

Grant Thornton Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD
(Registration number 2000/003541/07)

Sponsor

ABSA
CORPORATE & MERCHANT BANK
Corporate Finance
(Registration number 1986/004794/06)

Date of issue: 11 September 2002

1 INTRODUCTION

It was announced in Sage's results for the three months ended 30 June 2002, published in the press on Wednesday, 21 August 2002 that the board of directors of Sage had resolved:

1.1 to make an award of capitalisation shares ("the capitalisation share award") to ordinary shareholders recorded in the register in the books of the company at the close of business on Friday, 4 October 2002, in lieu of an interim ordinary cash dividend. Such shares will be issued as new fully paid ordinary shares of 1 cent each ("capitalisation shares") in the ratio that 25 cents per share held on the record date bears to 95% of the weighted average price of Sage's ordinary shares on the JSE for the four trading days ending at the close of business on Wednesday, 18 September 2002; and

1.2 that such ordinary shareholders be granted the right to decline the issue of capitalisation shares in respect of all or any part of their shareholding and to elect to receive a cash dividend payment of 25 cents per ordinary share held on the record date ("the cash dividend alternative"); and

1.3 that ordinary shareholders electing to receive the cash dividend alternative be granted the right to apply the proceeds of the dividend in respect of all or any part of their shareholding to subscribe for new fully paid ordinary shares of 1 cent each ("subscription shares") in the ratio that 25 cents per share held on the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE for the four trading days ending at the close of business on Wednesday, 18 September 2002 ("the share subscription election").

The capitalisation share award and the share subscription election are designed to accommodate the differing tax structures of shareholders. In respect of 51% of the ordinary shares in issue in the company, shareholders have undertaken to receive the capitalisation share award or to subscribe for new ordinary shares.

The election to receive the cash dividend alternative or to receive the cash dividend alternative and make the share subscription election, may have tax implications for shareholders with respect to secondary tax on companies, capital gains tax or income tax. Shareholders are therefore encouraged to consult their professional advisers should they be in doubt as to the appropriate action to take.

Shareholders' attention is drawn in particular to paragraph 4.3 below, which details the consequences of the non-receipt by the transfer secretaries of Sage, Computershare Investor Services Limited, of a completed form of election or the failure to provide their CSDP or broker with their election in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker with their election by 14:30 on Friday, 4 October 2002.

2 THE CAPITALISATION SHARE AWARD, THE CASH DIVIDEND ALTERNATIVE AND THE SHARE SUBSCRIPTION ELECTIONS

Trading in the Share Transactions Totally Electronic ("STRATE") environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, Sage has determined the last day for trading to participate in the capitalisation share award, the cash dividend alternative and the share subscription election to be Friday, 27 September 2002 ("the last date to trade"). Sage's shares will commence trading ex the capitalisation share award, the cash dividend alternative and the share subscription election on Monday, 30 September 2002. Subject to the terms contained in this document and in the accompanying form of election, holders of ordinary shares recorded in the register in the books of Sage at the close of business on Friday, 4 October 2002 ("the record date"), will receive capitalisation shares in Sage, determined by the ratio that 25 cents per ordinary share held on the record date bears to 95% of the weighted average price of Sage's ordinary shares on the JSE Securities Exchange South Africa ("JSE") for the four business days ending Wednesday, 18 September 2002 ("the weighted average price"), provided that such shareholders may decline the capitalisation share award in respect of all or any part of their shareholding and elect instead to receive the cash dividend alternative. Shareholders who decline the capitalisation share award in respect of all or any part of their shareholding may then exercise the share subscription election to utilise the proceeds of the cash dividend alternative in respect of all or any part of their shareholding, to subscribe for subscription shares in Sage, determined by the ratio that 25 cents per ordinary share held at the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE for the four business days ending Wednesday, 18 September 2002. The weighted average price to be applied in calculating the share entitlement in respect of the capitalisation share award and the share subscription election will be announced on or about Thursday, 19 September 2002.

3 THE SCHEME

3.1 Capitalisation share award and share subscription election entitlements

The number of new ordinary shares in Sage which shareholders may receive in terms of the capitalisation share award or for which shareholders may subscribe in terms of the share subscription election, will be calculated on the following basis:

Capitalisation share award:

$$r = \frac{j \times 25 \text{ cents}}{w \times 95\%}$$

Share subscription election:

$$r = \frac{j \times 25 \text{ cents}}{w \times 105\%}$$

where

r = number of new ordinary shares which a Sage shareholder will receive in terms of the capitalisation share award or for which he/she may subscribe in terms of the share subscription election

j = shareholding of Sage shareholder on the record date

w = the weighted average price

Note: the weighted average price multiplied by 95% will be rounded to 5 decimal places

Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formulae gives rise to a fraction of a new ordinary share, such fraction of a new ordinary share will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

3.2 Example

On the assumption that a shareholder holds 100 ordinary shares on the record date and elects to receive the capitalisation share award or to subscribe for additional Sage shares in terms of the share subscription election in respect of his/her entire shareholding, and using an illustrative weighted average price of 400 cents, the number of new ordinary shares is calculated as follows:

Capitalisation shares entitlement:

New ordinary share entitlement $= \frac{100 \times 25 \text{ cents}}{400 \text{ cents} \times 95\%}$

$= 6{,}58$

Subscription shares entitlement:

New ordinary share entitlement $= \frac{100 \times 25 \text{ cents}}{400 \text{ cents} \times 105\%}$

$= 5{,}95$

As fractions of new ordinary shares will not be allocated and issued, the shareholder in this example will, in the case of the capitalisation share award, receive 7 new ordinary shares, and in the case of the share subscription election, the shareholder will receive 6 new ordinary shares.

4 PROCEDURAL MATTERS

4.1 Completion of form of election

Certificated shareholders who wish to make the election to receive the cash dividend alternative or to receive the cash dividend alternative and elect to subscribe for new ordinary shares in respect of all or any part of their shareholding held at the record date should complete the form of election accompanying this document and lodge it with Sage's transfer secretaries, namely:

Computershare Investor Services Limited
2nd Floor Edura
41 Fox Street
Johannesburg 2001
(PO Box 61051 Marshalltown 2107)

or fax it to:

+27 11 688 7710

so as to be received by them by 14:30 on Friday, 4 October 2002.

Completed forms of election received after this time and date will not be accepted.

Dematerialised shareholders must provide their CSDP or broker with their election in respect of all or any part of their shareholding in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker so as to be received by the transfer secretaries by 14:30 on Friday, 4 October 2002.

4.2 Partial acceptance of the share subscription election

As indicated in paragraph 4.1 above, shareholders may make the election to receive a cash dividend in respect of all or any part of their shareholding as at the record date and may make the share subscription election in respect of all or any part of their shareholding, as at the record date, for which they have already elected to receive the cash dividend alternative.

4.3 Non-receipt of forms of election or failure to provide CSDPs with instructions

The non-receipt of completed forms of election from certificated shareholders or non-receipt of election instructions by CSDPs or brokers from dematerialised shareholders will result in such ordinary shareholders receiving the capitalisation share award.

5 POSTING OF SHARE CERTIFICATES, CHEQUES AND FINAL ANNOUNCEMENT

Subject to the provisions of paragraph 6 below, ordinary share certificates in respect of the new ordinary shares will be posted to certificated shareholders and cheques in respect of the cash dividend alternative will be posted to shareholders entitled thereto, at the risk of the shareholders concerned, on or about Monday, 7 October 2002. Dematerialised shareholders who have elected to subscribe for new ordinary shares or who have not made an election in respect of all or any part of their shareholding and who will therefore receive the capitalisation share award, will have the new dematerialised shares issued to them and reflected in the register of their CSDP on Monday, 7 October 2002. Direct deposits in respect of the cash dividends receivable by those shareholders for whom the transfer secretaries have banking instructions will be made on or about Monday, 7 October 2002. A final announcement will be published on or about Monday, 7 October 2002 setting out the results of the cash dividend alternative and the share subscription election.

6 SOUTH AFRICAN EXCHANGE CONTROL REGULATIONS

In terms of the Exchange Control Regulations of the Republic of South Africa:

- the share certificates of non-resident shareholders will be endorsed "non-resident";
- new share certificates issued based on emigrants' shares controlled in terms of the Exchange Control Regulations will be forwarded to the authorised dealer in foreign exchange controlling their blocked assets. Such share certificates will be endorsed "non-resident"; and
- dividend cash payments are freely transferable from the Republic of South Africa.

7 LISTING OF NEW ORDINARY SHARES

Application will be made to the JSE for a listing of the maximum possible number of new ordinary shares to be issued pursuant to the capitalisation share award and the share subscription election from the commencement of trade on the JSE on Monday, 30 September 2002, at which time the price of Sage's ordinary shares will be quoted "ex" the entitlement. An adjustment to the maximum number of new ordinary shares will be made on Monday, 7 October 2002, in accordance with the actual number of capitalisation shares and subscription shares issued.

The new ordinary shares to be issued in terms of the capitalisation share award and the share subscription election will rank *pari passu* in every respect with the existing issued ordinary shares of Sage.

8 NOMINEE COMPANIES

Arrangements have been made with Computershare Investor Services Limited to treat applications from nominee companies as separate applications on the submission of a breakdown identified by number of the said nominee company's members.

9 ISSUE OF SUBSCRIPTION SHARES

New ordinary shares will be issued as fully paid utilising the full proceeds of the cash dividend received by the Sage shareholders exercising the share subscription election. For shareholders exercising the share subscription election the cash dividend will be paid for their benefit and on their behalf into a dedicated trust account held with ABSA, and the proceeds of such payment will be applied forthwith in paying for their subscription shares on Monday, 7 October 2002.

10 SALIENT DATES

	2002
Circular and election form posted to ordinary shareholders	Wednesday, 11 September
Election offer opens	Wednesday, 11 September
Last day to trade to participate in the capitalisation share award, the cash dividend alternative and the share subscription election	Friday, 27 September
Ordinary shares listed "ex" the entitlement on the JSE	Monday, 30 September
Maximum number of shares listed on the JSE	Monday, 30 September
Election offer closes 14:30	Friday, 4 October
Record date to participate in the capitalisation share award, the cash dividend alternative and the share subscription election	Friday, 4 October
Results of the capitalisation share award, the cash dividend alternative and the share subscription election published on the Securities Exchange News Service	Monday, 7 October
Share certificates in respect of the new ordinary shares issued in terms of the capitalisation share award and the share subscription election and cheques in respect of the cash dividend alternative will be posted to certificated shareholders entitled thereto, and dematerialised shareholders will have their safe custody accounts with their CSDP/broker credited on	Monday, 7 October

No dematerialisation or rematerialisation of shares may take place between Monday, 30 September 2002 and Friday, 4 October 2002, both days inclusive.

By order of the board
CS Cant
Company Secretary

11 September 2002

Registered office

Physical
11th Floor
Sage Centre
10 Fraser Street
Johannesburg 2001

Postal
PO Box 7755
Johannesburg 2000

8293 M&D Financial

THIS FORM OF ELECTION IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action to take, please consult your banker, stockbroker, attorney, accountant or other professional adviser immediately.

If you have disposed of your shares in Sage Group Limited ("Sage") on or prior to Friday, 27 September 2002, this document and form of election should be handed to the purchaser of such shares or the stockbroker or agent through whom you have disposed of such shares.

This form of election is for the use of certificated shareholders:

Brief summary of election choices – action to be taken

1 If you wish to receive the capitalisation share award do not complete this form of election. Take no action.

2 If you wish to receive the cash dividend alternative in respect of all or any part of your shareholding in Sage, complete this form of election and forward to Computershare Investor Services Limited.

3 If you have elected to receive the cash dividend alternative in respect of all or any part of your shareholding and you wish to utilise the proceeds of the cash dividend alternative, or any part thereof to subscribe for shares in Sage in terms of the share subscription election complete this form of election and forward to Computershare Investor Services Limited.

4 **If you are a dematerialised shareholder do not use this form. Dematerialised shareholders' election should be provided to their appointed CSDP or broker in the manner and time stipulated in the agreement governing the relationship between the shareholder and the CSDP or broker, so as to be received by the transfer secretaries by 14:30 on Friday, 4 October 2002. No late postal elections will be accepted.**

SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06) Share code SGG ISIN no ZAE 000006623 ("Sage" or "the company")

Directors

HL Shill (Chairman) MP Adonisi Dr DC Cronjé JP Davies* BJ du Plessis DM Falck G Griffin JE Henderson* Dr BM Ilsley L Kaplan* RI Marsden* Dr DF Mostert B Nackan* JH Postmus CD Stein CL van Wyk Adv T van Wyk WD Winckler

*Executive directors

Form of election

Form of election for purposes of enabling holders of ordinary shares recorded in the register at the close of business on Friday, 4 October 2002 ("the record date"), in lieu of the capitalisation share award, to make an election to receive a cash dividend of 25 cents per ordinary share for the period ended 30 June 2002 in respect of all or any part of their shareholding or to make an election to receive the cash dividend and to utilise the proceeds of the cash dividend in respect of all or any part of their holding of ordinary shares to subscribe for new Sage shares, on the basis that shareholders will receive fully paid new ordinary shares of a nominal value of 1 cent each in Sage, determined by the ratio that 25 cents per share held on the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE Securities Exchange South Africa ("JSE") for the four trading days ending Wednesday, 18 September 2002.

Computershare Investor Services Limited
2nd Floor Edura
41 Fox Street
Johannesburg 2001
(PO Box 61051 Marshalltown 2107)

I/we:

- refer to the offer to elect to receive the cash dividend alternative in place of the capitalisation share award and the offer to utilise the cash dividend alternative to subscribe for new ordinary shares in Sage;
- hereby elect to accept the offer to receive the cash dividend alternative in respect of the number of Sage ordinary shares reflected in block 4 overleaf and on the terms and conditions contained in this form of election and in the accompanying circular;
- hereby elect to accept the offer to subscribe for new Sage ordinary shares contained in this form of election in respect of the number of ordinary shares reflected in block 5 overleaf, and for which I have elected to receive the cash dividend alternative in block 4 overleaf, on the terms and conditions contained in this form of election and in the accompanying circular;
- acknowledge that the entitlement in terms of the share subscription election will be determined by the ratio that 25 cents per share held on the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE for the four trading days ending Wednesday, 18 September 2002, of which I was/we were the registered holder(s) on Friday, 4 October 2002 and in respect whereof the election referred to above is made; and
- acknowledge that the share subscription election is not renounceable.

Instructions on how to complete this form of election

1 For the terms and conditions of this offer please refer to the accompanying circular.

2 If you elect to receive the cash dividend alternative or you elect to receive the cash dividend alternative and to utilise the proceeds thereof to subscribe for new Sage ordinary shares in respect of all or any part of your holding of ordinary shares, you must complete block 4 and (where applicable) block 5 overleaf in accordance with the instructions herein and lodge this form of election with Computershare Investor Services Limited at their physical address, post it to their postal address, or fax it to them, so as to reach them by 14:30 on Friday, 4 October 2002.

3 Completed election forms received after this time and date will not be accepted.

Enquiries in connection with this form should be addressed to Computershare Investor Services Limited.

Assisted by (where applicable) 2002	Telephone number (including area code) ( )

Posting instructions

Address to which subscription shares arising from the election is to be sent (if different from that shown in block (1) above)

Notes

1 The elections may be made in respect of all or any part of the Sage ordinary shares recorded in the register in the name of the shareholder at the close of business on Friday, 4 October 2002.

2 The signing of this form of election by any person who is under legal disability has to be assisted by the signature of such person's guardian or legal representative, as the case may be.

3 In order to be valid, this form of election should be properly completed and lodged with, posted to, or faxed to Computershare Investor Services Limited at the appropriate addresses so as to reach them by 14:30 on Friday, 4 October 2002. Completed forms of election received after this time and date will not be accepted.

4 Sage reserves the right in its discretion to:

4.1 treat as invalid any form of election not complying with the terms contained herein or in the accompanying circular (in which case the capitalisation shares will be awarded); and

4.2 require proof of the authority of the person signing this form of election where such proof has not yet been lodged with or recorded by Computershare Investor Services Limited,

5 Any fraction of a new Sage ordinary share resulting from the capitalisation share award or the share subscription election will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

6 This form applies only to certificated shareholders. Dematerialised shareholders' elections should be provided to their appointed CSDP or broker in the manner and time stipulated in the agreement governing the relationship between the shareholder and the CSDP or broker, so as to be received by the transfer secretaries by 14:30 on Friday, 4 October 2002.

8293 M&D Financial

SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06) Share code SGG ISIN no ZAE 000006623 ("Sage" or "the company")

FORM OF ELECTION

Name and address of registered Sage ordinary shareholder at the close of business on Tuesday, 10 September 2002	Serial number
(1)	
	Enquiries in connection with this form should be directed to the transfer secretaries of Sage quoting this serial number

To: **Computershare Investor Services Limited**
2nd Floor
Edura
41 Fox Street
Johannesburg 2001
(PO Box 61051 Marshalltown 2107)

Account number	Number of ordinary shares assumed to be registered in your name at the close of business on Friday, 4 October 2002 based on your shareholding on 10 September 2002	Maximum dividend entitlement (based on 25 cents per ordinary share)
	(2)	(3)

Only to be completed if the cash dividend alternative or the share subscription election are required.

Number of Sage ordinary shares in respect of which you are exercising the cash dividend alternative election. The maximum number of shares for which the cash dividend alternative election can be made is your shareholding on the record date, taking into account your trading on or before Friday, 27 September 2002.	(4) Insert number here ....
Number of Sage ordinary shares in respect of which you are exercising the share subscription election – the number of subscription shares will be calculated by the transfer secretaries. The maximum number of shares for which the subscription election can be made is your shareholding in respect of which you exercised the cash dividend alternative election (in (4) above).	(5) Insert number here .... (The number inserted above cannot exceed the number inserted in (4) above)
Date 2002	Signature

SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06)
Share code SGG ISIN no ZAE000006623
("Sage" or "the company")

CAPITALISATION SHARE AWARD WITH CASH DIVIDEND ALTERNATIVE AND SHARE SUBSCRIPTION ELECTIONS

1 Introduction

On 20 August 2002 the Board of Directors of Sage declared a second interim dividend of 25 cents per share by way of a capitalisation award with a cash alternative, together with the additional feature of enabling shareholders who elect cash to subscribe for new ordinary shares in the company. This feature is designed to accommodate the differing tax structures of shareholders. In respect of 51% of the ordinary shares in issue in the company, shareholders have undertaken to receive the capitalisation share award or to subscribe for new ordinary shares.

2 Terms of the capitalisation share award, the cash dividend alternative and the share subscription election

The Board of Directors of Sage resolved on 20 August 2002 to issue capitalisation shares to ordinary shareholders ("the capitalisation share award"), and that any shareholder would be entitled to decline all or any part of the capitalisation share award and elect instead to receive a cash dividend of 25 cents per share ("the cash dividend alternative"). Furthermore, shareholders were advised that if they elected to accept the cash dividend alternative they would also be given the opportunity to elect to apply all or any part of the amount of the cash dividend to subscribe for new ordinary shares in the company ("the share subscription election").

2.1 Capitalisation share award

The number of capitalisation shares to which shareholders are entitled will be determined by the ratio that 25 cents per ordinary share held on the record date bears to 95% of the weighted average price of Sage's ordinary shares on the JSE Securities Exchange South Africa ("JSE") for the four trading days ending Wednesday, 18 September 2002. No fractions of shares will be allotted. Where a shareholder is entitled to a fraction of a share, such fraction will be rounded up to the nearest whole number where the fraction is greater than or equal to 0,5 and rounded down to the nearest whole number where the fraction is less than 0,5.

2.2 Cash dividend alternative

Shareholders will be entitled, in respect of all or any part of their shareholding, to elect instead to receive a cash dividend of 25 cents per ordinary share. New, fully paid ordinary shares in the company, in terms of the capitalisation share award, will be issued to those ordinary shareholders who do not elect, in respect of all or any part of their shareholding, on or before Friday, 4 October 2002, to receive the aforementioned cash dividend alternative.

2.3 Share subscription election

Shareholders who elect to receive the cash dividend alternative, in respect of all or any part of their shareholding, will furthermore be entitled to elect to utilise all or any part of the proceeds of the cash dividend of 25 cents per ordinary share to subscribe for new ordinary shares in Sage. For ordinary shareholders exercising the share subscription election, the dividend will be paid in cash for their benefit and on their behalf into a dedicated trust account held with ABSA, and the proceeds of such payment will be applied forthwith in paying for their subscription shares on Monday, 7 October 2002. The entitlements in terms of the share subscription election will be determined by the ratio that 25 cents per ordinary share held on the record date bears to 105% of the weighted average price of Sage's ordinary shares on the JSE for the four trading days ending Wednesday, 18 September 2002. No fractions of shares will be issued and the conventional rounding principles as applied to the capitalisation share award above will also apply to the share subscription election.

3 Salient dates

The last day of trading in order to participate in the capitalisation share award, the cash dividend alternative and the share subscription election is Friday, 27 September 2002, with the record date being Friday, 4 October 2002. The ordinary shares will commence trading ex the capitalisation share award, the cash dividend alternative and the share subscription election on Monday, 30 September 2002. Capitalisation shares and subscription shares will be issued and cash dividends paid on Monday, 7 October 2002.

4 The election procedure

Shareholders holding certificated shares who either wish to receive the cash dividend in respect of all or any part of their shareholding or who wish to receive the cash dividend in respect of all or any part of their shareholding and to utilise all or any part of the cash dividend to subscribe for new ordinary shares in Sage will be required to make the appropriate election. For this purpose, a form of election will be included in the circular posted to shareholders tomorrow. Forms of election must be returned to the transfer secretaries, so as to be received by them by 14:30 on Friday, 4 October 2002. No late deliveries will be accepted.

Shareholders who have dematerialised their Sage share certificates are not required to complete a form of election but must notify their duly appointed Central Share Depository Participant ("CSDP") or broker of their acceptance of the cash dividend alternative or the share subscription election in the manner and time stipulated in the agreement governing the relationship between the shareholder and his/her CSDP or broker.

If forms of election are not received by the relevant date, shareholders will receive new, fully paid ordinary shares in the company, in terms of the capitalisation share award.

5 STRATE requirements

No share certificates may be dematerialised or rematerialised between Monday, 30 September 2002 and Friday, 4 October 2002, both days inclusive.

6 Listing of new shares

An application will be made to the JSE for the maximum possible number of new ordinary shares to be listed with effect from the commencement of business on Monday, 30 September 2002. An adjustment to the number of new ordinary shares will be made on Monday, 7 October 2002 in accordance with the actual number of capitalisation shares and subscription shares issued.

7 Documentation

Documentation dealing with the capitalisation share award, the cash dividend alternative and the share subscription election, including a form of election, will be posted to shareholders tomorrow.

Johannesburg
10 September 2002

Transactional sponsor

Grant Thornton
Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD
(Registration number 2000/003541/07)

Sponsor

ABSA
CORPORATE & MERCHANT BANK
Corporate Finance
(Registration number 1986/004794/06)

8294 MGD Financial